

April 7, 2022

Mark Douglas
Chief Executive Officer
MNTN Digital, Inc.
201 W. 5th Street, 11th Floor
Austin, TX 78701

> **Re: MNTN Digital, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted March 29, 2022**
> **CIK No. 0001891027**

Dear Mr. Douglas:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted March 29, 2022

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information for the Quickframe Acquisition, page 62

1. We note adjustment 4.c removes $4.4 million of non-recurring costs directly related to the Transaction. In accordance with amendments adopted in our Release No. 33-10786, non-recurring transaction costs must be presented to depict the transaction in accordance with GAAP and, therefore, remain in the pro forma statement of operations. Reference is also made to Rule 11- 02(a)(6)(i) and (11)(i) of Regulation S-X and ASC 805-10-25-23.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements - MNTN Digital, Inc.
7. Business Combinations
Maximum Effort Marketing, LLC, page F-19

2.   In response to comment 21 of our letter dated January 13, 2022, you provided the details of your investment test calculation in determining whether the information under Rule 3-05 and Article 11 of Regulation S-X was required with respect to the acquisition of Maximum Effort. Please explain how you determined the numerator ($6.3 million) used in your investment test calculation. We note from your current disclosure that the purchase consideration was $15.4 million. Explain why this was not the numerator in your calculation.

General

3.   We note the graphics in the gatefold and throughout the prospectus, including metrics and/or key performance indicators without accompanying narrative disclosure and several customer testimonials. Please revise to ensure that any graphics and accompanying text provide a balanced view of the company and its business. Please also ensure that graphics including metrics and other key numbers include cross-references to their respective definitions and that customer testimonials are not so extensive that they obscure other prospectus disclosure and do not otherwise include information taken out of context. For guidance, please refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02. In addition, please revise as follows:

- In the graphic at the front of the prospectus entitled "We believe we are transforming connected TV..." please define "Daily Optimizations" and "Addressable Households."

- Please confirm that you have received consents to the inclusion of the quotes included in this section and disclose whether any of these individuals or the companies they represent were compensated for their testimonials.

- Please revise the graphics on pages 90-94 to define "CPV" and "CPA." In addition, we note the performance highlights in the graphic on page 90 do not appear to reflect the same time periods. We also note that the metrics provided on page 90 do not appear to cover the same time periods. Please revise or tell us why the information as presented is appropriate. Please revise the graphic on page 93 to define "Conversion Rate" and on page 94 to define "Birthday Week ROAS."

   You may contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Dietrich King at 202-551-8071 with any other questions.

             Sincerely,

             Division of Corporation Finance
             Office of Trade & Services